SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document
No.1    FRN Variable Rate Fix released on 10 March 2003
No.2    FRN Variable Rate Fix released on 11 March 2003
No.3    FRN Variable Rate Fix released on 11 March 2003
No.4    FRN Variable Rate Fix released on 12 March 2003
No.5    FRN Variable Rate Fix released on 12 March 2003
No.6    FRN Variable Rate Fix released on 12 March 2003
No.7    FRN Variable Rate Fix released on 14 March 2003
No.8    FRN Variable Rate Fix released on 14 March 2003

Document No.1


(BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 10, 2003--

RE: NORTHERN ROCK PLC
    GBP 2,790,000 SERIES 233 EMTN
    DUE: DECEMBER 2009
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10MAR03 TO 10JUN03 HAS BEEN FIXED AT 3.75 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10JUN03 WILL AMOUNT TO:
GBP 9.45 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATE FIX DESK
CITIBANK N.A. LONDON

Document No.2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 11, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 145 EMTN
    DUE DECEMBER 2003
    ISIN: XS0093035458

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10MAR03 TO 09JUN03 HAS BEEN FIXED AT 3.7 PCT PER ANNUM.

INTEREST PAYABLE VALUE 09JUN03 WILL AMOUNT TO
GBP 92.25 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A.,LONDON

Document No.3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 11, 2003--

RE: NORTHERN ROCK PLC
    GBP 145,000,000 SERIES 209 EMTN
    DUE SEPTEMBER 2003
    ISIN: XS0135117132

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10MAR03 TO 10JUN03 HAS BEEN FIXED AT 3.71 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10JUN03 WILL AMOUNT TO:
GBP 4,675.62 PER GBP 500,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 12, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 152 EMTN
    DUE MARCH 2004
    ISIN: XS0095611611

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12MAR03 TO 12JUN03 HAS BEEN FIXED AT 3.7075 PCT PER ANNUM.

INTEREST PAYABLE VALUE 12JUN03 WILL AMOUNT TO:
GBP 93.45 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK CITIBANK
N.A., LONDON

Document No.5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 12, 2003--

RE: NORTHERN ROCK PLC
    USD 13,584,000 SERIES 212 EMTN
    DUE DECEMBER 2004
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14MAR03 TO 16JUN03 HAS BEEN FIXED AT 1.27 PCT PER ANNUM.

INTEREST PAYABLE VALUE 16JUN03 WILL AMOUNT TO:
USD 3.32 PER USD 1,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 12, 2003-

RE: NORTHERN ROCK PLC
    USD 400,000,000 SERIES 174 EMTN
    DUE MARCH 2005
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14MAR03 TO 16JUN03 HAS BEEN FIXED AT 1.38 PCT PER ANNUM

INTEREST PAYABLE VALUE 16JUN03 WILL AMOUNT TO:

USD 3.60   PER USD 1,000 DENOMINATION.
USD 36.03  PER USD 10,000 DENOMINATION.
USD 360.33 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.7.

(BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 14, 2003-

RE: NORTHERN ROCK PLC
    GBP 50,000,000 SERIES 192 EMTN
    DUE FEBRUARY 2004
    ISIN: XS0121157761

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13MAR03 TO 13JUN03 HAS BEEN FIXED AT 3.7275 PCT PER ANNUM.

INTEREST PAYABLE VALUE 13JUN03 WILL AMOUNT TO:
GBP 939.53 PER GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 14, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,715,000 SERIES 213 EMTN
    DUE 13 DECEMBER 2004
    ISIN: XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13MAR03 TO 13JUN03 HAS BEEN FIXED AT 3.7175 PCT PER ANNUM.

INTEREST PAYABLE VALUE 13JUN03 WILL AMOUNT TO:
GBP 46.85 PER GBP 5,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  17 March 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary